                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                              ____________________


                                   FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

                        COMMISSION FILE NUMBER:  1-1927

                              ____________________


                       THE GOODYEAR TIRE & RUBBER COMPANY
                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
                            (FULL TITLE OF THE PLAN)


                              ____________________




                       THE GOODYEAR TIRE & RUBBER COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                            1144 EAST MARKET STREET
                            AKRON, OHIO  44316-0001
                (ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE)

                       THE GOODYEAR TIRE & RUBBER COMPANY
                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

        The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees for the fiscal year ended December 31, 1994, together with the report of Price Waterhouse, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part of hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of ERISA.


                                   SIGNATURES


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                             THE GOODYEAR TIRE & RUBBER COMPANY,
                                             PLAN ADMINISTRATOR OF THE GOODYEAR
                                             TIRE & RUBBER COMPANY EMPLOYEE
                                             SAVINGS PLAN FOR SALARIED EMPLOYEES



Dated:  December 15, 1995                    By: /s/ Richard W Hauman
                                                --------------------------
                                                     Richard W Hauman,
                                                Vice President and Treasurer

                                                                         ANNEX A
                                                                             TO
                                                                       FORM 11-K



                       THE GOODYEAR TIRE & RUBBER COMPANY
                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

                                   * * * * *


                              FINANCIAL STATEMENTS

                               DECEMBER 31, 1994

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------

                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
                  --------------------------------------------

                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1994
                               -----------------



                                                                       PAGE
                                                                       ----
Report of independent accountants                                       2

Financial statements:

  Statement of net assets available for Plan benefits
    at December 31, 1994 and 1993                                       3

  Statement of changes in net assets available for
    Plan benefits for the years ended December 31,
    1994 and 1993                                                       3

  Notes to financial statements                                       4-9


                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


December 15, 1995


To the Plan Administrator and Participants of the Employee Savings Plan for Salaried
Employees (sponsored by The Goodyear Tire
& Rubber Company)


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Employee Savings Plan for Salaried Employees (sponsored by The Goodyear Tire & Rubber Company) at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

                      THE GOODYEAR TIRE & RUBBER COMPANY
                      ----------------------------------
                 EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
                 --------------------------------------------


                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                            --------------------------------------------------------------------------
(Dollars in Thousands)                                                           December 31, 1994
                                                  ------------------------------------------------------------------------------
                                                                                  FUND INFORMATION
                                                  ------------------------------------------------------------------------------
                                                                COMPANY        FIXED         STOCK
                                                                 STOCK        INTEREST       EQUITY       BALANCED        LOAN
                                                   TOTAL          FUND          FUND          FUND          FUND          FUND
                                                  --------      --------      --------       -------       -------       -------
Plan's interest in master trust representing
  total assets available for Plan benefits        $751,762      $215,314      $413,707       $89,279       $10,046       $23,416
                                                  ========      ========      ========       =======       =======       =======

(Dollars in Thousands)                                                   December 31, 1993
                                                  ---------------------------------------------------------------
                                                                         FUND INFORMATION
                                                  ---------------------------------------------------------------
                                                                COMPANY        FIXED         STOCK
                                                                 STOCK        INTEREST       EQUITY        LOAN
                                                   TOTAL          FUND          FUND          FUND         FUND
                                                  --------      --------      --------       -------      -------
                                                                                                          C>
Plan's interest in master trust representing
  total assets available for Plan benefits        $736,988      $270,767      $366,020       $76,475      $23,726
                                                  ========      ========      ========       =======      =======




                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                       -------------------------------------------------------------------------------------
(Dollars in Thousands)                                                           December 31, 1994
                                                  ------------------------------------------------------------------------------
                                                                                  FUND INFORMATION
                                                  ------------------------------------------------------------------------------
                                                                COMPANY        FIXED         STOCK
                                                                 STOCK        INTEREST       EQUITY       BALANCED        LOAN
                                                   TOTAL          FUND          FUND          FUND          FUND          FUND
                                                  --------      --------      --------       -------       -------       -------
Increase in Assets:
         Contributions:
                  Employer                         $20,683       $20,683        $   -        $   -             -         $   -
                  Employee                          58,599            -         40,915        16,089         1,595           -
                                                  --------      --------      --------       -------       -------       -------
                                                    79,282        20,683        40,915        16,089         1,595           -
Investment income from
         Plan's interest in master trust           (39,546)      (69,114)       26,776         1,283           (84)        1,593

Decrease in Assets:
         Benefits paid to participants
                  or their beneficiaries            25,301         6,960        14,545         2,806           164           826
         Administrative Expenses                        52            -              1            -             51            -
                                                  --------      --------      --------       -------       -------       -------
                                                    25,353         6,960        14,546         2,806           215           826
Transfers:
         Transfers between Plans                       414           115           181           106            -             12
         Transfers between funds                        -             -         (5,893)       (2,634)        8,527            -
         Transfers to or from Plan                     (14)         (177)           18            14           131            -
         Loans to participants                          (9)           -         (8,391)       (1,904)         (152)       10,438
         Loan repayments:
                  Principal                             -             -          7,426         2,294           213        (9,933)
                  Interest                              -             -          1,201           362            31        (1,594)
                                                  --------      --------      --------       -------       -------       -------
                                                       391           (62)       (5,458)       (1,762)        8,750        (1,077)
                                                  --------      --------      --------       -------       -------       -------
Increase in Assets during the year                  14,774       (55,453)       47,687        12,804        10,046          (310)

Net Assets at beginning of year                    736,988       270,767       366,020        76,475            -         23,726
                                                  --------      --------      --------       -------       -------       -------
Net Assets at end of year                         $751,762      $215,314      $413,707       $89,279       $10,046       $23,416
                                                  ========      ========      ========       =======       =======       =======
(Dollars in Thousands)                                                   December 31, 1993
                                                  ---------------------------------------------------------------
                                                                         FUND INFORMATION
                                                  ---------------------------------------------------------------
                                                                COMPANY        FIXED         STOCK
                                                                 STOCK        INTEREST       EQUITY        LOAN
                                                   TOTAL          FUND          FUND          FUND         FUND
                                                  --------      --------      --------       -------      -------
    Increase in Assets:
             Contributions:
                      Employer                     $19,496       $19,496      $     -        $    -       $    -
                      Employee                      54,844            -         40,114        14,730           -
                                                  --------      --------      --------       -------      -------
                                                    74,340        19,496        40,114        14,730           -
    Investment income from
             Plan's interest in master trust       102,542        69,335        25,076         6,558        1,573

    Decrease in Assets:
             Benefits paid to participants
                      or their beneficiaries        25,686         9,068        13,225         2,359        1,034
             Administrative Expenses                    -             -             -             -            -
                                                  --------      --------      --------       -------      -------
                                                    25,686         9,068        13,225         2,359        1,034

    Transfers:
             Transfers between Plans                   (26)          (44)           (9)           (5)          32
             Transfers between funds                    -            -            (923)          923           -
             Transfers to or from Plans                 -            -              -             -            -
             Loans to participants                      -            -          (9,531)       (1,656)      11,187
             Loan repayments:
                      Principal                         -            -           6,162         1,741       (7,903)
                      Interest                          -            -           1,234           340       (1,574)
                                                  --------      --------      --------       -------      -------
                                                       (26)          (44)       (3,067)        1,343        1,742
                                                  --------      --------      --------       -------      -------
    Increase in Assets during the year             151,170        79,719        48,898        20,272        2,281

    Net Assets at beginning of year                585,818       191,048       317,122        56,203       21,445
                                                  --------      --------      --------       -------       -------
    Net Assets at end of year                     $736,988      $270,767      $366,020       $76,475      $23,726
                                                  ========      ========      ========       =======      =======

       The accompanying notes are an integral part of these statements.

                       THE GOODYEAR TIRE & RUBBER COMPANY
                       ----------------------------------

                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
                  --------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1994
                               -----------------


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
------------------------------------------

  Basis of Accounting
  -------------------

        The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the "Plan") are maintained on the accrual basis of accounting and in accordance with the Bankers Trust Company (the "Trustee") Trust Agreement.

  Trust Assets
  ------------

        Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the "Company") maintain their assets in a master trust administered by the Trustee. At December 31, 1994 and 1993, the Company sponsored six savings plans. The Plan's interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee. In 1994 and 1993, the Plan's interest in the master trust was 71.3% and 73.2%, respectively.

  Asset Valuation
  ---------------

        The assets of the Plan are valued at the current market value. Investments in the Company Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Fixed Interest Fund are invested in various instruments that have a stated rate of return, and are reported at contract value which approximates fair market value. Investments in the Stock Equity Fund are valued based on units of participation in a commingled fund as reported by the fund manager. Investments in the Balanced Fund are valued based on units of participation in a commingled fund as reported by the fund manager. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a monthly basis.

  Income Recognition
  ------------------

        Employer and employee contributions are recognized in Plan equity on the accrual basis of accounting, which result in a receivable at year end.

        Dividend income is recorded on the ex-dividend date.

        Interest income is recorded as earned.

        Appreciation or depreciation on Company common stock distributed to participants is the difference between the weighted average cost and the market value on the monthly valuation date preceding the distribution.

GENERAL DESCRIPTION AND OPERATION OF THE PLAN:
---------------------------------------------

  Inception
  ---------

        The Plan is a defined contribution plan which became effective July 1, 1984.

  Eligibility
  -----------

        All salaried employees, including officers, of the Company are eligible to participate in the Plan after completing one year of continuous service. At the end of the 1994 plan year, approximately 20,725 employees (21,700 in 1993) of the Company were eligible with approximately 16,725 (17,000 in 1993) employees participating in the Plan.

  Vesting
  -------


        Employee contributions are fully vested. Employer matching contributions are vested after the participant has completed either five years of continuous service or three years of participation in the Plan.

  Contributions
  -------------

        Eligible employees can elect to contribute any whole percent from 1% to 16% of earnings, including wages, bonuses, commissions, overtime and vacation pay into the Plan. Participating employees can elect to have their contributions invested in the Fixed Interest Fund, the Balanced Fund, or the Stock Equity Fund or in any combination of these three funds in multiples of 10%. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent on the first day of each month with a fifteen day prior notice. Employees may transfer amounts attributable to employee contributions from one fund to the other on the first day of each month with a fifteen day prior notice. The minimum amount to be transferred is $100. Eligible employees may enroll in the Plan on any January 1, April 1, July 1 or October 1, with a 30 day prior notice. Employees may suspend their contributions on any date with a 30 day prior notice.

        The Plan has been established under section 401(k) of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

        The Board of Directors of the Company determines the matching percent used as the employer contribution for each Plan year. During 1994 and 1993, the Company matched the first 6% of employee contributions, up to $9,240 ($8,994 in 1993) of employee contributions, at the rate of 50%.

Investments
-----------

        The Trustee of the Plan maintains the following five funds under the Plan (Balanced Fund added January 1, 1994):

         - Fixed Interest Fund - employee contributions are invested in various instruments that have a stated rate of return. PRIMCO Capital Management, Inc. is the Investment Advisor for this fund.

         - Stock Equity Fund - employee contributions are invested in a commingled fund consisting of a portfolio of common stocks which provide an investment return similar to the Standard & Poor's Composite Index plus reinvested dividends.

       - Loan Investment Fund - employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is determined by Bankers Trust Company.

       - Balanced Fund - employee contributions are invested in a commingled fund containing a portfolio of common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Standard & Poor's Composite Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Bond Index.

       - Company Stock Fund - employer contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 1994, the price per share of Goodyear common stock on The New York Stock Exchange Composite Transactions ranged from $31.625 to $49.250 ($32.500 to $47.250 during 1993). The closing price per share was $33.625 at December 31, 1994 ($45.750 at December 31, 1993).

  Participant Accounts
  --------------------

       A Fixed Interest Fund Account, Stock Equity Fund Account, Balanced Fund Account, Loan Investment Fund Account, and a Company Stock Fund Account have been established for each participant in the Plan. All accounts are valued monthly by the Trustee.

       Interest is automatically reinvested in each participant's respective accounts. Price fluctuations and dividends in common stock of the Company and companies in the Stock Equity Fund or Balanced Fund are reflected in the unit value of the fund which effects the value of the participant's accounts.

  Plan Withdrawals and Distributions
  ----------------------------------

       Participants may withdraw vested amounts from their accounts if they:

       -  Attain the age of 59 1/2, or
       -  Qualify for a serious financial hardship.

       The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship for the following reasons:

       -   Unreimbursed medical expense of participant, spouse, or dependent.
       -   Post-secondary education of participant, spouse, or dependent.
       -   Prevention of eviction from primary residence of participant.
       - Personal liability for expenses arising out of the death of a member of participant's family.
       -   Purchase of a primary residence of participant.
       -   Prevention of foreclosure on primary residence of participant.

       Contributions to the Plan are suspended for 12 months subsequent to a financial hardship withdrawal.

       A withdrawal from the Plan after attaining age 59 1/2 automatically suspends the participant from making further contributions to the Plan for a minimum of 24 months.

       Participant vested amounts are payable upon retirement, death or other termination of employment.

       All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future contributions by the Company. During 1994 and 1993, the Plan had forfeiture credits in the amounts of $1,276 and $132,467, respectively.

  Loan Investment Fund
  --------------------

       Eligible employees may borrow money from their participant accounts.
The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 or 50% of the participant's vested account balance. The interest rate charged will be a fixed rate which will be established at the time of the loan application. The interest rates ranged from 7.0% to 9.5% during 1994.

       Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance will be treated as a taxable distribution from the Plan.

  Expenses
  --------

       Expenses of administering the Plan, including the payment of Trustee's fees and brokerage commissions associated with the Company Stock Fund, are paid by the Company. Expenses related to the asset management of the Balanced Fund are paid by participants.

  Termination Provisions
  ----------------------

       The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants' accounts would then be fully vested with respect to Company contributions.


RELATED PARTY TRANSACTIONS:
--------------------------

       The Company Stock Fund is designed primarily for investment in common stock of the Company.


TAX STATUS OF PLAN:
------------------

       The Internal Revenue Service (IRS) has advised on May 22, 1995 that the Plan is qualified in accordance with the appropriate sections of the Internal Revenue Code, and the trust established with the Plan constitutes a qualified trust and is therefore exempt from federal income taxes.


SUBSEQUENT EVENT:
----------------

       The trust was amended effective November 1, 1995, to change the Trustee of the Plan from Bankers Trust Company to The Northern Trust Company. All assets of the Plan and the master trust were transferred accordingly.


FINANCIAL DATA OF THE MASTER TRUST:
----------------------------------

                      THE GOODYEAR TIRE & RUBBER COMPANY
                                 MASTER TRUST
                 STATEMENT OF NET ASSETS WITH FUND INFORMATION
                 ---------------------------------------------

(Dollars in Thousands)

                                                                       December 31, 1994
                                           ------------------------------------------------------------------------------------
                                                                                 FUND INFORMATION
                                                         ----------------------------------------------------------------------
                                                            Company        Fixed          Stock
                                                             Stock        Interest        Equity       Balanced       Loan
                                               Total         Fund           Fund           Fund          Fund         Fund
                                           ------------  ------------   ------------   ------------  ------------  ------------
Assets:
  Investments at fair market value:
    Guaranteed Investment Contracts           $570,770      $    -         $570,770       $    -       $    -         $   -
    Common Stock of The Goodyear
      Tire & Rubber Company, cost
      $189,868 -- 8,468,457 shares
      ($163,016 - 7,764,075 shares in 1993)    284,752       284,752           -               -            -             -

  Pooled Common Stock, cost
      $115,000 -- 139,595 units
      ($86,956 - 113,275 units in 1993)        139,937          -              -           134,094         5,843          -

  Pooled Fixed Income                            4,175          -              -              -            4,175          -
      $4,204 -- 2,793,749 units
  Short-term investments                         8,829         1,831          4,524           -            2,474          -
  Promissory notes                              38,587          -              -              -             -           38,587
                                           ------------  ------------   ------------   ------------  ------------  ------------
                                             1,047,050       286,583        575,294        134,094        12,492        38,587
Receivables
  Employee Contributions                         6,022          -             5,676            142           204          -
  Employer Contributions                         2,614         2,597             17           -             -             -
  Transfers                                       -             -               865           (920)           55          -
  Loan repayments                                 -             -               986            297            22        (1,305)
  Accrued interest and dividends                 3,247            14          3,171              3            13            46
  Reimbursement for expenses                        30            30           -              -             -             -
                                           ------------  ------------   ------------   ------------  ------------  ------------
                                                11,913         2,641         10,715           (478)          294        (1,259)
                                           ------------  ------------   ------------   ------------  ------------  ------------
      Total Assets                           1,058,963       289,224        586,009        133,616        12,786        37,328

Liabilities
  Payable for purchased securities               1,835         1,831           -                 4          -             -
  Administrative expenses payable                   18          -                 1           -               17          -
  Distributions payable                          2,418           606          1,381            303             6           122
  Forfeiture credits                                10            10           -              -             -             -
                                           ------------  ------------   ------------   ------------  ------------  ------------
      Total Liabilities                          4,281         2,447          1,382            307            23           122
                                           ------------  ------------   ------------   ------------  ------------  ------------

Net Assets                                  $1,054,682      $286,777       $584,627       $133,309       $12,763       $37,206
                                           ============  ============   ============   ============  ============  ============


                                                                    December 31, 1993
                                           ----------------------------------------------------------------------
                                                                           FUND INFORMATION
                                                         --------------------------------------------------------
                                                            Company        Fixed          Stock
                                                             Stock        Interest        Equity             Loan
                                               Total         Fund           Fund           Fund              Fund
                                           ------------  ------------   ------------   ------------  ------------
Assets:
  Investments at fair market value:
    Guaranteed Investment Contracts           $471,830      $    -         $471,830       $    -       $    -
    Common Stock of The Goodyear
      Tire & Rubber Company, cost
      $189,868 -- 8,468,457 shares
      ($163,016 - 7,764,075 shares in 1993)    355,206       355,206           -               -            -

  Pooled Common Stock, cost
      $115,000 -- 139,595 units
      ($86,956 - 113,275 units in 1993)        111,989          -              -           111,989          -

  Pooled Fixed Income                             -             -              -              -             -
      $4,204 -- 2,793,749 units
  Short-term investments                        28,661         1,138         27,523           -             -
  Promissory notes                              37,125          -              -              -           37,125
                                           ------------  ------------   ------------   ------------  ------------
                                             1,004,811       356,344        499,353        111,989        37,125
Receivables
  Employee Contributions                         5,484          -             5,315            169          -
  Employer Contributions                         2,521         2,501             20           -             -
  Transfers                                       -             -              -              -             -
  Loan repayments                                 -             -               927            293        (1,220)
  Accrued interest and dividends                   133             6             33           -               94
  Reimbursement for expenses                        19            19           -              -             -
                                           ------------  ------------   ------------   ------------  ------------
                                                 8,157         2,526          6,295            462        (1,126)
                                           ------------  ------------   ------------   ------------  ------------
      Total Assets                           1,012,968       358,870        505,648        112,451        35,999

Liabilities
  Payable for purchased securities                 570           570           -              -             -
  Administrative expenses payable                 -             -              -              -             -
  Distributions payable                          4,921         2,106          2,205            446           164
  Forfeiture credits                                33            33           -              -             -
                                           ------------  ------------   ------------   ------------  ------------
      Total Liabilities                          5,524         2,709          2,205            446           164
                                           ------------  ------------   ------------   ------------  ------------

Net Assets                                  $1,007,444      $356,161       $503,443       $112,005       $35,835
                                           ============  ============   ============   ============  ============

                       THE GOODYEAR TIRE & RUBBER COMPANY
                                  MASTER TRUST
            STATEMENT OF CHANGES IN NET ASSETS WITH FUND INFORMATION

(Dollars in Thousands)
                                                      For the year ended
                                                      December 31, 1994
                                   -----------------------------------------------------
                                                            FUND INFORMATION
                                             -------------------------------------------
                                             COMPANY     FIXED     STOCK
                                              STOCK    INTEREST   EQUITY  BALANCED LOAN
                                    TOTAL     FUND       FUND      FUND     FUND   FUND
Increase in Assets:
  Contributions:
    Employer                       $   30,456 $ 30,103 $   353 $    -       -    $  -
    Employee                           97,183      -    67,570   27,244   2,369     -
                                   ---------- -------- ------- -------- -------  ------
                                      127,639   30,103  67,923   27,244   2,369     -

Interest and dividend income           46,005    6,138  37,381        1      65   2,420
Net appreciation in fair market
  value of Assets                     (95,487) (97,232)    -      1,907    (162)    -
                                   ---------- -------- ------- -------- -------  ------
                                      (49,482) (91,094) 37,381    1,908     (97)  2,420

Decrease in Assets:
  Benefits paid to participants
    or their beneficiaries             30,844    8,216  18,106    3,342     174   1,006
                                           65      -         1      -        64     -
                                   ---------- -------- ------- -------- -------  ------
                                       30,909    8,216  18,107    3,342     238   1,006

Transfers:
  Transfers between Plans                 -        -        (5)       4       1     -
  Transfers between funds                 -        -    (5,361)  (5,102) 10,463     -
  Transfers to or from Plan                (1)    (177)      5       22     149     -
  Loans to participants                    (9)     -   (13,605)  (3,418)   (213) 17,227
  Loan repayments:
    Principal                             -        -    11,130    3,435     285 (14,850)
    Interest                              -        -     1,823      553      44  (2,420)
                                   ---------- -------  ------- -------- -------  ------
                                         (10)    (177)  (6,013)  (4,506) 10,729     (43)

                                   ---------- -------- ------- -------- ------- -------
Increase in Assets during the year    47,238  (69,384)  81,184   21,304  12,763   1,371

Net Assets at beginning of year    1,007,444  356,161  503,443  112,005     -    35,835
                                  ---------- -------- -------- -------- ------- -------

Net Assets at end of year         $1,054,682 $286,777 $584,627 $133,309 $12,763 $37,206
                                  ========== ======== ======== ======== ======= =======


                                            For the year ended
                                            December 31, 1993
                                      ----------------------------------------
                                                    FUND INFORMATION
                                              --------------------------------
                                              COMPANY    FIXED    STOCK
                                              STOCK   INTEREST  EQUITY   LOAN
                                     TOTAL    FUND      FUND     FUND    FUND
Increase in Assets:
  Contributions:
    Employer                        $   28,655 $28,228  $   427 $    -   $   -
    Employee                            88,425     -     64,238   24,187     -
                                    ---------- ------- -------- -------- -------
                                       117,080  28,228   64,665   24,187     -

Interest and dividend income            40,752   4,366   34,092        1   2,293
Net appreciation in fair market
  value of Assets                       95,584  86,165      -      9,419     -
                                    --------- -------- -------- -------- -------
                                      136,336   90,531   34,092    9,420   2,293

Decrease in Assets:
  Benefits paid to participants
    or their beneficiaries             31,391   10,501   16,862    2,818   1,210
                                          -       -         -        -       -
                                    --------- -------- -------- -------- -------
                                       31,391   10,501   16,862    2,818   1,210

Transfers:
  Transfers between Plans                 -        -        -        -       -
  Transfers between funds                 -        -     (1,074)   1,074     -
  Transfers to or from Plan               -        -        -        -       -
  Loans to participants                   -        -    (14,416)  (2,777) 17,193
  Loan repayments:
    Principal                             -        -      8,814    2,533 (11,347)
    Interest                              -        -      1,795      499  (2,294)
                                   ---------- -------- -------- -------- -------
                                          -        -     (4,881)   1,329   3,552

                                   ---------- -------- -------- -------- -------
Increase in Assets during the year    222,025  108,258   77,014   32,118   4,635

Net Assets at beginning of year       785,419  247,903  426,429   79,887  31,200
                                   ---------- -------- -------- -------- -------

Net Assets at end of year          $1,007,444 $356,161 $503,443 $112,005 $35,835
                                   ========== ======== ======== ======== =======

                                      -9-